EXHIBIT 99.2

Auna S.A. and Subsidiaries Consolidated Financial Statements December 31, 2025

Auna S.A. and Subsidiaries

Consolidated Financial Statements

December 31, 2025

Auna S.A. and Subsidiaries
Consolidated Statement of Financial Position
As of December 31, 2025, 2024 and 2023

In thousands of soles	2025	2024	2023	In thousands of soles	2025	2024	2023
Assets				Liabilities
Current assets				Current liabilities
Cash and cash equivalents	335,441	235,745	241,133	Loans and borrowings	316,339	654,233	385,300
Trade accounts receivable	1,042,792	961,886	860,916	Lease liabilities	29,282	32,459	31,867
Other assets	258,511	253,283	222,728	Trade accounts payable	1,053,395	931,265	749,349
Inventories	164,798	143,764	130,521	Other accounts payable	225,465	289,563	463,600
Derivative financial instruments	-	8,962	721	Provisions	10,161	12,246	19,074
Other investments	30,237	100,228	93,132	Derivative financial instruments	22,903	15,273	-
Insurance contract assets	12,778	-	-	Insurance contract liabilities	9,447	10,098	39,853
Total current assets	1,844,557	1,703,868	1,549,151	Deferred income	98	138	267
				Total current liabilities	1,667,090	1,945,275	1,689,310
Non-current assets
Trade accounts receivable	486	571	420	Non-current liabilities
Other assets	26,910	24,433	21,573	Loans and borrowings	3,216,171	2,965,541	3,376,282
Investments in associates and joint venture	29,848	25,405	20,584	Lease liabilities	94,237	115,429	126,178
Property, furniture, and equipment	2,287,002	2,280,123	2,573,140	Trade accounts payable	1,450	2,741	3,906
Intangible assets	2,704,351	2,656,888	3,129,187	Other accounts payable	221,940	73,150	221,132
Right-of-use assets	113,116	131,062	139,386	Derivative financial instruments	39,647	27,097	-
Investment properties	6,340	6,058	6,959	Deferred tax liabilities Deferred income	291,086 87	328,370 177	495,826 352
Derivative financial instruments	54,036	58,510	81,492
Deferred tax assets	230,716	193,520	167,371	Total non-current liabilities	3,864,618	3,512,505	4,223,676
Other investments	702	282	289	Total liabilities	5,531,708	5,457,780	5,912,986
Total non-current assets	5,453,507	5,376,852	6,140,401	Equity

				Share capital	17,389	17,387	8,820
				Share premium	1,209,715	1,208,586	-
				Reserves	566,271	524,776	1,823,364
				Retained losses	(192,615)	(273,533)	(366,899)
				Equity attributable to the owner of the Company	1,600,760	1,477,216	1,465,285
				Non-controlling interest	165,596	145,724	311,281
				Total equity	1,766,356	1,622,940	1,776,566
Total assets	7,298,064	7,080,720	7,689,552	Total liabilities and equity	7,298,064	7,080,720	7,689,552

Auna S.A. and Subsidiaries
Consolidated Statement of Profit or Loss and Other Comprehensive Income
For the years ended December 31, 2025, 2024 and 2023

In thousands of soles	2025	2024	2023
Revenue
Insurance revenue	1,131,455	1,052,958	914,182
Healthcare services revenue	2,918,881	3,012,454	2,695,860
Sales of medicines	334,962	320,700	265,865
Total revenue from contracts with customers	4,385,298	4,386,112	3,875,907
Cost of sales and services	(2,721,585)	(2,660,819)	(2,440,561)
Gross profit	1,663,713	1,725,293	1,435,346
Selling expenses	(220,859)	(197,475)	(193,943)
Administrative expenses	(812,672)	(788,677)	(704,565)
Loss for impairment of trade receivables	(48,054)	(40,855)	(5,684)
Other expenses	-	(2,112)	(20,927)
Other income	43,164	87,586	50,113
Operating profit	625,292	783,760	560,340
Finance income	21,833	24,810	17,126
Finance income from exchange difference	193,004	-	75,852
Finance costs	(651,290)	(591,884)	(783,782)
Finance costs from exchange difference	-	(41,709)	-
Net finance cost	(436,453)	(608,783)	(690,804)
Share of profit of equity-accounted investees	10,414	8,800	6,290
Income (loss) before tax	199,253	183,777	(124,174)
Income tax expense	(88,353)	(59,819)	(90,170)
Profit (loss) for the year	110,900	123,958	(214,344)
Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss
Cash flow hedges	(292)	3,768	13,762
Foreign operations – Foreign currency translation differences	90,704	(409,746)	390,180
Remeasurements of defined benefit liability	(78)	1,523	(2,202)
Change in fair value of put liability	-	-	40,430
Other investments at FVOCI – net change in fair value	(1,147)	1,072	188
Equity-accounted investees – share of OCI	-	-	(42)
Income tax	248	(1,744)	(4,305)
Other comprehensive income (loss) for the year, net of tax	89,435	(405,127)	438,011
Total comprehensive income (loss) for the year	200,335	(281,169)	223,667
Income (loss) attributable to:
Owner of the Company	97,614	110,271	(253,921)
Non-controlling interest	13,286	13,687	39,577
	110,900	123,958	(214,344)
Total comprehensive income (loss) attributable to:
Owner of the Company	180,463	(276,855)	84,292
Non-controlling interest	19,872	(4,314)	139,375
	200,335	(281,169)	223,667
Earnings (loss) per share
Basic earnings per share	1.32	1.64	(5.78)
Diluted earnings per share	1.32	1.63	(5.78)

Auna S.A. and Subsidiaries
Consolidated Statement of Changes in Equity
For the years ended December 31, 2025, 2024 and 2023

					Equity attributable to the owner of the Company
In thousands of soles	Share capital	Share premium	Other capital reserve	Translation reserve	Cost of hedging reserve	Hedging reserve	Merger and other reserves	Shared- based payment reserve	Retained earnings (losses)	Total	Non- controlling interest	Total equity
Balances as of January 1, 2023	236,547	386,045	56,314	(190,389)	(15,133)	(16,756)	699,333	-	(90,982)	1,064,979	493,082	1,558,061
Loss for the year	-	-	-	-	-	-	-	-	(253,921)	(253,921)	39,577	(214,344)
Other comprehensive income for the year	-	-	-	302,095	28,839	(23,191)	30,470	-	-	338,213	99,798	438,011
Total comprehensive income for the year	-	-	-	302,095	28,839	(23,191)	30,470	-	(253,921)	84,292	139,375	223,667
Transfer to legal reserve	-	-	23,468	-	-	-	-	-	(23,468)	-	-	-
Changes of participation NCI in subsidiary	-	-	-	28,360	(7,284)	10,399	283,892	-	-	315,367	(315,367)	-
Contributions from non-controlling Shareholder	-	-	-	-	-	-	(1,016)	-	-	(1,016)	1,032	16
Shareholder’s downstream merger	(227,727)	(386,045)	-	-	-	-	613,963	-	(2,203)	(2,012)	-	(2,012)
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(6,841)	(6,841)
Equity-settled share-based payment	-	-	-	-	-	-	-	-	3,675	3,675	-	3,675
Total transactions with the owners of the Company	(227,727)	(386,045)	23,468	28,360	(7,284)	10,399	896,839	-	(21,996)	316,014	(321,176)	(5,162)
Balances as of December 31, 2023	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Balances as of January 1, 2024	8,820	-	79,782	140,066	6,422	(29,548)	1,626,642	-	(366,899)	1,465,285	311,281	1,776,566
Profit for the year	-	-	-	-	-	-	-	-	110,271	110,271	13,687	123,958
Other comprehensive loss the year	-	-	-	(391,745)	8,970	(6,946)	2,595	-	-	(387,126)	(18,001)	(405,127)
Total comprehensive loss for the year	-	-	-	(391,745)	8,970	(6,946)	2,595	-	110,271	(276,855)	(4,314)	(281,169)
Issuance of common stock, net of issuance costs	1,112	1,204,913	-	-	-	-	-	-	-	1,206,025	-	1,206,025
Transfer to legal reserve	-	-	13,230	-	-	-	-	-	(13,230)	-	-	-
Capitalization of merger reserve	7,453	-	-	-	-	-	(7,453)	-	-	-	-	-
Reclassification of shared-based payment reserve	-	-	-	-	-	-	-	3,675	(3,675)	-	-	-
Changes of participation NCI in subsidiary							183			183	(183)	-
Issuance of shares	2	3,673	-	-	-	-	-	(3,675)	-	-	-	-
Acquisition of non-controlling interest	-	-	-	18,909	-	-	(1,076,628)	-	-	(1,057,719)	(159,910)	(1,217,629)
Derecognition of put liability	-	-	-	-	-	-	131,152	-	-	131,152	-	131,152
Dividend distribution	-	-	-	-	-	-	-	-	-	-	(1,150)	(1,150)
Equity-settled share-based payment	-	-	-	-	-	-	-	9,145	-	9,145	-	9,145
Total transactions with the owners of the Company	8,567	1,208,586	13,230	18,909	-	-	(952,746)	9,145	(16,905)	288,786	(161,243)	127,543
Balances as of December 31, 2024	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Balances as of January 1, 2025	17,387	1,208,586	93,012	(232,770)	15,392	(36,494)	676,491	9,145	(273,533)	1,477,216	145,724	1,622,940
Profit for the year	-	-	-	-	-	-	-	-	97,614	97,614	13,286	110,900
Other comprehensive income (loss) for the year	-	-	-	84,118	(36,538)	36,494	(1,225)	-		82,849	6,586	89,435
Total comprehensive income (loss) for the year	-	-		84,118	(36,538)	36,494	(1,225)		97,614	180,463	19,872	200,335
Issuance of shares	2	1,129	-	-	-	-	-	(1,131)	-	-	-	-
Equity transaction for mandatory purchase of NCI	-	-	-	-	-	-	(68,111)	-	-	(68,111)	-	(68,111)
Transfer to legal reserve	-	-	16,696	-	-	-	-	-	(16,696)	-	-
Equity-settled share-based payment	-	-	-	-	-	-	-	11,192	-	11,192	-	11,192
Total transactions with the owners of the Company	2	1,129	16,696	-	-	-	(68,111)	10,061	(16,696)	(56,919)	-	(56,919)
Balances as of December 31, 2025	17,389	1,209,715	109,708	(148,652)	(21,146)	-	607,155	19,206	(192,615)	1,600,760	165,596	1,766,356

Auna S.A. and Subsidiaries
Consolidated Statement of Cash Flows
For the years ended December 31, 2025, 2024 and 2023

In thousands of soles	2025	2024	2023
Cash flows from operating activities
Profit (loss) for the year	110,900	123,958	(214,344)
Adjustments for:
Depreciation	115,417	115,237	132,442
Depreciation of right-of-use assets	28,233	27,636	26,577
Amortization	78,781	76,273	76,731
Change in fair value of investment property	(106)	(161)	(116)
Impairment (reversal) of inventories	668	419	(1,927)
Equity-settled share-based payment transactions	11,192	9,145	3,675
Gain (loss) on disposal of property, furniture, and equipment	(512)	4,491	(696)
Gain (loss) on disposal of right-of-use assets net of leases	(20)	79	743
Loss on disposal of intangibles	147	1,117	477
Other expenses for derecognition of other assets	-	2,112	-
Other expenses for changes in contingent consideration	-	-	20,927
Other income for reversal of contingent consideration	-	-	(4,095)
Other income for reversal of others accounts payable to former shareholders	-	(46,613)	-
Loss for impairment of trade receivables	48,054	40,855	5,684
Share of profit of equity-accounted investees	(10,414)	(8,800)	(6,290)
Provisions	1,344	1,001	1,176
Finance income	(214,837)	(24,810)	(92,978)
Finance costs	651,290	633,593	783,782
Income tax expense	88,353	59,819	90,170
Net changes in assets and liabilities
Trade accounts receivable and other assets	(81,630)	(343,151)	(316,000)
Inventories	(17,849)	(25,853)	(30,107)
Trade accounts payable and other accounts payable	64,604	229,751	183,740
Provisions and employee benefits	(3,716)	(5,718)	(4,328)
Insurance contract liabilities	(13,465)	(28,602)	25,068
Cash generated from operating activities	856,434	841,778	680,311
Income tax paid	(209,005)	(194,322)	(114,726)
Interest received	15,074	21,042	16,828
Net cash from operating activities	662,503	668,498	582,413
Cash flows from investing activities
Acquisition of subsidiary, net of cash acquired	-	-	(59,994)
Payment for accounts payable to former shareholder	(21,145)	(30,011)	(1,368)
Purchase of properties, furniture, and equipment	(86,010)	(90,857)	(116,248)
Purchase of intangibles	(58,671)	(50,991)	(48,917)
Dividends from equity-accounted investees	3,378	3,311	1,439
Other assets (Trust funds)	-	-	94,539
Purchase of other investments, net of sales	75,685	(21,312)	(22,246)
Proceeds from sale of property, furniture, and equipment	6,508	213	4,194
Payment for contingent consideration	-	(47,174)	(36,143)
Proceeds from (payment in advance for) purchase of shares	-	-	11,592
Net cash used in investing activities	(80,255)	(236,821)	(173,152)
Cash flows from financing activities
Proceeds from issuance of common stock in initial public offering, net of issuance costs	-	1,267,794	-
Payments of initial public offering costs	-	(15,908)	-
Proceeds from loans and borrowings	4,097,522	1,239,486	4,871,380
Payment for loans and borrowings	(4,022,294)	(1,125,622)	(4,520,827)
Payment for lease liabilities	(43,851)	(45,593)	(42,530)
Penalty paid for debt prepayment	(81)	-	(53,285)
Payment for derivatives premiums	(22,804)	(50,705)	(51,141)
Payment for costs of extinguishment of debt	(64,818)	(16,607)	-
Interest paid	(408,268)	(450,982)	(566,774)
Proceeds from settlement of derivatives - interest rate swaps	(22,504)	(1,202)	-
Dividends paid	-	(1,150)	(6,841)
Contributions from non-controlling shareholders	-	-	16
Acquisition of non-controlling interest	-	(1,217,629)	-
Net cash used in from financing activities	(487,098)	(418,118)	(370,002)
Net increase in cash and cash equivalents	95,150	13,559	39,259
Cash and cash equivalents at January 1	235,745	241,133	208,694
Effect of movements in exchange rates on cash held	4,546	(18,947)	(6,820)
Cash and cash equivalents at December 31	335,441	235,745	241,133
Transactions not representing cash flows
Assets acquired through finance lease and other financing	14,737	26,826	17,892
Assets acquired from suppliers in installments	18,365	10,060	16,834

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

Operating Segments

A.	Basis for segmentation

The Group has determined four reportable segments. These operating segments are components of a company about which separate financial information is available that is regularly evaluated by the Board of Directors (Chief operating decision maker) in deciding how to allocate resources and assess performance.

The following summary describes the operations of each reportable segment.

Reportable segments	Operations
Oncosalud Peru	Including our prepaid oncologic healthcare plans and healthcare services related to the treatment of cancer.
Healthcare services in Peru	Corresponds to medical services within the network of clinics and health centers in Peru.
Healthcare services in Colombia	Corresponds to medical services within the network of clinics and health centers in Colombia.
Healthcare services in Mexico	Corresponds to medical services within the network of clinics and health centers, and the insurance business in Mexico.

B.	Information about reportable segments

Information related to each reportable segment is set out below. Segment profit (loss) before tax is used to measure performance because the chief operating decision maker believes that this information is the most relevant for the Group.

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2025
External revenues	1,125,381	786,227	1,434,924	1,038,766	4,385,298	-	4,385,298
Inter-segment revenue (i)	38,868	298,046	5,180	-	342,094	(342,094)	-
Segment revenue	1,164,249	1,084,273	1,440,104	1,038,766	4,727,392	(342,094)	4,385,298
External cost of service	(316,390)	(730,670)	(1,054,171)	(620,354)	(2,721,585)	-	(2,721,585)
Inter-segment cost of service (i)	(295,276)	(35,266)	-	-	(330,542)	330,542	-
Segment cost of service	(611,666)	(765,936)	(1,054,171)	(620,354)	(3,052,127)	330,542	(2,721,585)
Gross profit	552,583	318,337	385,933	418,412	1,675,265	(11,552)	1,663,713
External selling expenses	(180,342)	(22,654)	(5,373)	(13,836)	(222,205)	1,346	(220,859)
Segment selling expenses	(180,342)	(22,654)	(5,373)	(13,836)	(222,205)	1,346	(220,859)
External administrative expenses	(75,148)	(121,765)	(201,976)	(237,401)	(636,290)	-	(636,290)
Inter-segment administrative expenses	(5,061)	(7,631)	-	-	(12,692)	12,692	-
Corporate expenses	(75,936)	(64,811)	(14,389)	(12,690)	(167,826)	(8,556)	(176,382)
Segment administrative expenses	(156,145)	(194,207)	(216,365)	(250,091)	(816,808)	4,136	(812,672)
Impairment losses on trade receivables	(2,563)	(16,807)	(24,918)	(4,138)	(48,426)	372	(48,054)
Other expenses	(11,156)	(1,191)	-	-	(12,347)	12,347	-
Other income	2,789	6,978	8,940	29,901	48,608	(5,444)	43,164
Inter-segment other income	12,797	966	-	-	13,763	(13,763)	-
Other income	15,586	7,944	8,940	29,901	62,371	(19,207)	43,164
Segment operating profit (loss)	217,963	91,422	148,217	180,248	637,850	(12,558)	625,292
Share of profit of equity accounted investees, net of taxes	3,278	-	7,136	-	10,414	-	10,414
Exchange difference, net	1,996	4,460	73,491	16,090	96,037	96,967	193,004
Interest expense, net	(17,151)	(37,995)	(95,064)	(245,843)	(396,053)	(233,404)	(629,457)
Segment profit (loss) before tax	206,086	57,887	133,780	(49,505)	348,248	(148,995)	199,253
Other disclosures
Depreciation and amortization	(35,728)	(48,537)	(41,242)	(86,224)	(211,731)	(10,700)	(222,431)
Capital expenditure	(22,793)	(33,731)	(23,004)	(50,344)	(129,872)	(11,181)	(141,053)
Segment assets	2,408,375	1,032,322	2,464,878	3,144,939	9,050,514	(1,752,450)	7,298,064
Segment liabilities	1,113,312	618,896	1,361,484	1,959,986	5,053,678	478,030	5,531,708

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2024
External revenues	1,030,432	718,051	1,443,032	1,194,597	4,386,112	-	4,386,112
Inter-segment revenue (i)	40,188	277,701	-	-	317,889	(317,889)	-
Segment revenue	1,070,620	995,752	1,443,032	1,194,597	4,704,001	(317,889)	4,386,112
External cost of service	(307,047)	(671,370)	(1,040,646)	(641,756)	(2,660,819)	-	(2,660,819)
Inter-segment cost of service (i)	(279,344)	(36,596)	-	-	(315,940)	315,940	-
Segment cost of service	(586,391)	(707,966)	(1,040,646)	(641,756)	(2,976,759)	315,940	(2,660,819)
Gross profit	484,229	287,786	402,386	552,841	1,727,242	(1,949)	1,725,293
External selling expenses	(159,619)	(19,552)	(5,689)	(11,948)	(196,808)	(667)	(197,475)
Segment selling expenses	(159,619)	(19,552)	(5,689)	(11,948)	(196,808)	(667)	(197,475)
External administrative expenses	(78,596)	(107,736)	(197,887)	(249,202)	(633,421)	-	(633,421)
Inter-segment administrative expenses	(369)	(5,593)	-	-	(5,962)	5,962	-
Corporate expenses	(64,885)	(63,407)	(11,542)	(6,567)	(146,401)	(8,855)	(155,256)
Segment administrative expenses	(143,850)	(176,736)	(209,429)	(255,769)	(785,784)	(2,893)	(788,677)
Impairment losses on trade receivables	(511)	(7,914)	(28,397)	(3,987)	(40,809)	(46)	(40,855)
Other expenses	-	-	-	-	-	(2,112)	(2,112)
Other income	3,196	7,386	9,438	68,818	88,838	(1,252)	87,586
Inter-segment other income	10,859	948	-	-	11,807	(11,807)	-
Other income	14,055	8,334	9,438	68,818	100,645	(13,059)	87,586
Segment operating profit (loss)	194,304	91,918	168,309	349,955	804,486	(20,726)	783,760
Share of profit of equity accounted investees, net of taxes	3,305	-	5,495	-	8,800	-	8,800
Exchange difference, net	(1,710)	(1,189)	(67,555)	(20,823)	(91,277)	49,568	(41,709)
Interest expense, net	(30,833)	(46,346)	(108,301)	(264,340)	(449,820)	(117,254)	(567,074)
Segment profit (loss) before tax	165,066	44,383	(2,052)	64,792	272,189	(88,412)	183,777
Other disclosures
Depreciation and amortization	(32,651)	(42,818)	(42,404)	(92,070)	(209,943)	(9,203)	(219,146)
Capital expenditure	(31,974)	(45,180)	(43,614)	(36,436)	(157,204)	(21,530)	(178,734)
Segment assets	2,260,833	1,034,399	2,299,375	3,079,407	8,674,014	(1,593,294)	7,080,720
Segment liabilities	1,105,230	663,499	1,359,899	1,881,392	5,010,020	447,760	5,457,780

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

	Reportable segments
In thousands of soles	Oncosalud Peru	Healthcare services in Peru	Healthcare services in Colombia	Healthcare services in Mexico	Total reportable segments	Holding and eliminations	Total
2023
External revenues	895,507	657,923	1,192,089	1,130,388	3,875,907	-	3,875,907
Inter-segment revenue (i)	36,173	225,966	-	-	262,139	(262,139)	-
Segment revenue	931,680	883,889	1,192,089	1,130,388	4,138,046	(262,139)	3,875,907
External cost of service	(277,611)	(645,375)	(853,887)	(663,688)	(2,440,561)	-	(2,440,561)
Inter-segment cost of service (i)	(225,196)	(34,297)	-	-	(259,493)	259,493	-
Segment cost of service	(502,807)	(679,672)	(853,887)	(663,688)	(2,700,054)	259,493	(2,440,561)
Gross profit	428,873	204,217	338,202	466,700	1,437,992	(2,646)	1,435,346
External selling expenses	(163,299)	(18,065)	(6,313)	(5,518)	(193,195)	(748)	(193,943)
Segment selling expenses	(163,299)	(18,065)	(6,313)	(5,518)	(193,195)	(748)	(193,943)
External administrative expenses	(72,532)	(94,553)	(176,915)	(211,816)	(555,816)	-	(555,816)
Inter-segment administrative expenses	(908)	(4,658)	-	-	(5,566)	5,566	-
Corporate expenses	(63,867)	(60,072)	(11,810)	(8,772)	(144,521)	(4,228)	(148,749)
Segment administrative expenses	(137,307)	(159,283)	(188,725)	(220,588)	(705,903)	1,338	(704,565)
Impairment losses on trade receivables	(355)	142	(6,352)	1,097	(5,468)	(216)	(5,684)
Other expenses	(4,479)	-	(20,302)	-	(24,781)	3,854	(20,927)
Other income	1,388	8,384	16,223	26,157	52,152	(2,039)	50,113
Inter-segment other income	11,001	966	-	-	11,967	(11,967)	-
Other income	12,389	9,350	16,223	26,157	64,119	(14,006)	50,113
Segment operating profit (loss)	135,822	36,361	132,733	267,848	572,764	(12,424)	560,340
Share of profit of equity accounted investees, net of taxes	2,227	-	4,063	-	6,290	-	6,290
Exchange difference, net	(5,741)	(1,783)	119,884	74,020	186,380	(110,528)	75,852
Interest expense, net	(24,909)	(45,770)	(109,508)	(385,597)	(565,784)	(200,872)	(766,656)
Segment profit (loss) before tax	107,399	(11,192)	147,172	(43,729)	199,650	(323,824)	(124,174)
Other disclosures
Depreciation and amortization	(31,968)	(38,997)	(40,226)	(115,650)	(226,841)	(8,909)	(235,750)
Capital expenditure	(26,385)	(27,256)	(81,965)	(49,023)	(184,629)	(15,262)	(199,891)
Segment assets	2,146,867	889,286	2,435,123	3,763,000	9,234,276	(1,544,724)	7,689,552
Segment liabilities	1,101,354	565,754	1,514,739	2,343,238	5,525,085	387,901	5,912,986

Auna S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
December 31, 2025, 2024 and 2023

(i)	Inter-segment cost of service (claims expense) from the Oncosalud Peru segment and intersegment revenue from our Healthcare Services in Peru segment are presented on a gross basis by adding the corresponding profit margin markup by our Healthcare Services in Peru segment and vice versa. Likewise, our Oncosalud Peru segment consolidates Oncocenter Perú S.A.C., a subsidiary providing healthcare services related to the exclusive treatment of cancer. In the separate financial statements of Oncocenter Perú S.A.C., the revenue mainly consists of the insurance claims expense recorded as cost of sales in the separate financial statements of Oncosalud S.A.C., our insurance subsidiary that is also consolidated in Oncosalud Peru segment. In the segment consolidation process, the related revenues from such healthcare services are eliminated with the corresponding claims expense of our insurance subsidiary Oncosalud S.A.C., while the external cost (third parties) of services incurred by Oncocenter Perú S.A.C. remains.

C.	Geographic information

The geographic information analyzes the Group’s revenue and non-current assets by the country where it operates. In presenting the geographic information, segment revenue has been based on the geographic location of customers and segment assets were based on the geographic location of the assets.

In thousands of soles	2025	2024	2023
Revenue
Peru	1,911,608	1,748,483	1,553,430
Colombia	1,434,924	1,443,032	1,192,089
México	1,038,766	1,194,597	1,130,388
	4,385,298	4,386,112	3,875,907
Non-current assets (*)
Peru	909,284	908,301	871,520
Colombia	1,478,338	1,432,141	1,601,604
México	2,781,133	2,784,380	3,418,414
	5,168,755	5,124,822	5,891,538

(*) Non-current assets exclude deferred tax assets and derivatives.

D.	Major customer

None of the revenue derives from transactions carried out with a single customer or counterparty which is equal to or greater than 10 percent or more of the total revenue of the Group for the years ended December 31, 2025, 2024 and 2023